Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: November 3rd, 2006
ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)
Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), dated September 24, 2004 (File No. 333-119240), and dated September 26, 2005 (File No. 333-128583).
     This Report on Form 6-K contains:
•	Press Release of November 2nd, 2006

•	Interim Report to September 30, 2006

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: November 3rd, 2006	By:	/s/Hermann Küllmer

		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and
Member of the Management
Board

	By:	/s/ Rudolf Pietzke

		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

Press Release	ALTANA AG

P.O. Box 1244
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

P+49 (0) 6172 1712-160
F+49 (0) 6172 1712-158
pr@altana.de
www.altana.com
Q1–3 2006: ALTANA with clearly double-digit growth in sales and earnings
•	Sales with +23% and EBT with +22% clearly above prior year’s figures

•	Very strong earnings in the third quarter: EBT +47%

•	ALTANA Chemie with sustained high profitability

•	Special dividend of about €31 for ALTANA shareholders and another dividend increase for 2006
Bad Homburg, November 2, 2006 – As per the third quarter of 2006, ALTANA AG (NYSE: AAA, FSE: ALT) has continued its good performance with clear growth rates and has increased sales in its present Group structure by 23% to € 2.911 billion compared to the prior year’s period. On the one hand, this growth is due to a very good operating performance in the third quarter; on the other hand, the acquisition of the ECKART Group contributed to this excellent development. Adjusted for acquisition and divestment effects, the Group achieved a double-digit operating growth of 10%.
“With these convincing results we are consistently continuing our success story before the restructuring of the ALTANA Group,“ stated Dr. Nikolaus Schweickart, President and CEO of ALTANA AG. “We have achieved an earnings level in all divisions that will allow a successful development of the businesses in the future.”
€ 2.457 billion of the total sales were generated outside Germany. This is equivalent to an increase of 26% on the prior year and a foreign business share of 84%. Particularly strong growth figures were achieved in the market regions of North America, where sales increased by 37% to € 902 million, and Asia, where sales were up 39% to € 284 million. With a growth of 24% to € 285 million, sales in Latin America also developed very satisfactorily. European sales outside Germany climbed by 15% to € 931 million, domestic sales were up by 9% to €454 million.
Pre-tax earnings (EBT) – in the present Group structure – rose by 22% to €648 million as per September. The growth rate was influenced by special effects: EBT comprises a one-time expense for the restructuring of the Group of about € 28 million, including an amount of € 25 million for the redemption of various employee incentive programs which was already reported in the half-year report. The sale of stake in GPC Biotech in September led to a positive earnings contribution of € 23 million.
At €750 million, operating earnings measured in terms of EBITDA were up by 22% on the prior year’s figure. EBIT rose by 19% on the prior year to €619 million, and the net income totaled €406 million, up 22% on the prior year’s figure.

After nine months in 2006, the operating return (EBITDA) totaled 25.8%; the return on sales before taxes (EBT) was 22.3%. Earnings per share (EPS) rose by 22% to €2.98.
Investments in property, plant and equipment and intangible assets fell by 24% to €136 million. Research expenditure rose by 14% to €374 million. As of September 30, 2006, the ALTANA Group employed 13,500 people worldwide, that is 20% more than in the prior year’s period mostly due to acquisitions. Of the total workforce, about 6,400 people are employed in Gemany and about 7,100 abroad.
Special dividend for ALTANA shareholders
The net proceeds of the sale of the pharmaceuticals business will be transferred to ALTANA AG’s shareholders in 2007. It is planned to transfer the total consideration of the transaction after deduction of the book value of the pharmaceuticals division and the taxes and expenses related to the transaction to the shareholders in the form of a special distribution. Provided the transaction will be completed as planned by the end of 2006, the Management and Supervisory Boards will propose to the Annual General Meeting on May 3, 2007, to distribute a corresponding special dividend. Based on the assumption that the final total purchase price amounts to €4.5 billion, a special dividend of about €31 per dividend-bearing share (136 million shares) can be expected.
Another dividend increase
In addition to the special dividend, ALTANA’s shareholders will receive the dividend for the excellent financial year 2006. This dividend will be significantly increased. “As in the past years, our shareholders will participate in the positive earnings development.The eleventh dividend increase in succession provides an impressive confirmation of Altana’s success story,” stated Dr. Nikolaus Schweickart.
Tracking Certificate on ALTANA share
Deutsche Bank has informed us about its plans to issue a tracking certificate on the ALTANA share ex dividend for a certain period after the completion of the sale of the pharmaceuticals business. The certificate will be issued in Germany and Europe in the framework of a public offer. According to Deutsche Bank, the certificate will represent the value of the ALTANA AG with its specialty chemicals business, excluding the expected special dividend and the regular dividend for the financial year 2006. The certificates will entitle their holders to receive ALTANA shares ex dividend after ALTANA’s Annual General Meeting scheduled for May 2007. According to the bank, final decisions on the exact period and further details of the issue have not yet been taken. If the sale of ALTANA Pharma AG will be completed, as planned, by the end of this year, the certificate will most likely be offered in January 2007 and will probably be traded until in the period between the beginning of January and the end of May, 2007.
With the issue of the certificate as of January 2007, Deutsche Bank wants to give investors an opportunity to invest into the new ALTANA AG, i. e. the continued specialty chemicals business, at an early stage of the year and in a liquidity saving manner from January 2007 on already.
In so far as investors may be attracted by means of the certificate, the ALTANA AG Management expects a corresponding effect on the demand for shares of ALTANA, since Deutsche Bank will be under the obligation to deliver ALTANA shares ex dividend by issuing the certificate.
Deutsche Bank has informed us that the certificate will not be offered in the U.S. or to persons with residence in the U.S.
ALTANA Group: Optimistic outlook for 2006 confirmed
With the sale of its pharmaceuticals division, the separation of ALTANA AG into two independently operating pharmaceuticals and chemicals businesses will be completed in 2006 as previously announced. The closing of the transaction is expected by the end of this year. The transfer of the pharmaceuticals business to Nycomed is planned as of January 1, 2007. After the completion of the sale, ALTANA AG, which will maintain its stock exchange listing, will focus on its specialty chemicals business ALTANA Chemie.
Based on our present Group structure, we anticipate growth in sales of about 20% for 2006 as a whole, with a business volume of almost €4 billion. Earnings (EBT) before special expenses for the restructuring of the Group are expected to be some 8-10% higher than last year. “We are very confident to be able to meet our high goals for 2006, that is for sales as well as for earnings. With another record year, namely the eleventh in succession, the company bids farewell to its present Group structure,” said Dr. Nikolaus Schweickart.
ALTANA Pharma with strong international business
ALTANA Pharma AG, Konstanz, increased its sales by 11% to €1.926 billion in the first nine months of 2006. Adjusted for exchange rate effects, operating growth was 9%. The core Therapeutics business reported a growth in sales of 12% to €1.695 billion.
After nine months, ALTANA Pharma succeeded in increasing earnings before taxes (EBT) by 21% to €565 million. At 29.4%, ALTANA Pharma’s return on sales before taxes (EBT) reached another record level. The operating return (EBITDA) was 31.5%.
With a growth of 16% to €1.641 billion, foreign business developed very satisfactorily. At the end of the third quarter, the share of foreign business amounted to 85%. Due to the reduction of the reference price of Pantoprazole in April and July of 2006, sales in Germany were 12% lower than in the prior year.
With its innovative gastrointestinal drug Pantoprazole (Pantozol®/Protonix®) ALTANA Pharma achieved own sales of €1.151 billion, which translates as an increase of 15%. Worldwide market sales, all sales partners included, were up 7% to €2.176 billion after the first nine months of 2006. In the U.S. market, market sales amounted to more than €1.1 billion, up 10% on the prior year’s figure. With a share of about 18% of prescriptions (as of October 1), Pantoprazole’s market position among proton-pump inhibitors in the U.S. remains to be strong. The share of the main growth driver Pantoprazole in total sales of ALTANA Pharma amounts to 60%.
ALTANA Pharma achieved a total sales volume of €62 million with respiratory drugs after nine months of 2006. Sales of Alvesco® (Ciclesonide) totaled #eu#12 million. This novel inhaled corticosteroid for the treatment of asthma is now approved in 41 markets worldwide and has been launched in 23 markets. For 2006 as a whole, ALTANA Pharma is striving to achieve a sales volume for Alvesco® of about €16 million.
In September, ALTANA Pharma received marketing approval for Alvesco® (Ciclesonide) in Canada. Its market launch followed in October. Also in October, marketing approval was granted in the U.S. for Ciclesonide nasal spray (OMNARIS™) for the treatment of allergic rhinitis. In accordance with the new strategy regarding commercialisation in the U.S., the product will be out-licensed to a sales partner. The market introduction of OMNARIS™ in the U.S. is expected for 2007. With OMNARIS™ the Ciclesonide product platform is broadened by an important new therapeutic from ALTANA Pharma’s own research.
With its OTC business ALTANA Pharma achieved a growth in sales of 17% to €109 million. At €80 million, sales in the Imaging business were down 4% on the prior year’s level.
Investments in property, plant and equipment and intangible assets fell by 44% to #eu#87 million as per the third quarter of 2006; research expenditure rose by 8% to €324 million. ALTANA Pharma employed 9,016 people worldwide on September 30, 2006, 3% more than in the prior year. Due to measures taken by the Management of ALTANA Pharma, the number of employees remained almost unchanged since March 31, 2006.
ALTANA Pharma: Outlook 2006
For ALTANA Pharma we expect to achieve a growth in sales of about 10%. Pantoprazole looks set to provide growth in own sales in the double-digit percent range, while worldwide market sales, all sales partners included, are expected to be in the high single-digit percent range. Despite burdens related to the statutory price reductions (AVWG=drug savings bill) of Pantoprazole in Germany as well as restructuring measures at the Florham Park and Waltham sites, a growth in earnings (EBT) in a range of 5-8% above the prior year’s level is anticipated.
“ALTANA Pharma will again achieve excellent earnings in 2006. The sustained positive business performance over the last years creates a very good starting point regarding the planned transaction to Nycomed. Furthermore, the strategic development possibilities which will be improved by the planned co-operation will help to ensure a continuing growth in sales and earnings,” said Dr. Hans-Joachim Lohrisch, member of the ALTANA AG Management Board and President and CEO of ALTANA Pharma AG.

ALTANA Chemie: Dynamic growth at sustained high profitability
ALTANA Chemie AG, Wesel, achieved sales of €985 million after nine months in 2006. This represents a 58% increase on the prior year’s figure. Adjusted for exchange rate as well as acquisition and divestment effects, ALTANA Chemie achieved an operating growth of 11%.
In the first nine months of 2006, sales increases were achieved in all regions. Due to acquisitions, the North American region achieved the strongest growth: here, sales were up 100% to €203 million. This was followed by sales in Germany, which were up 82% to €169 million. Thanks in particular to the revival in demand in China, business in Asia was up by 53% to €227 million. Sales in Latin America were also up by 53% to €49 million. Sales in Europe (excluding Germany) were up by 36% on the prior year to €307 million.
Strong growth in all divisions
All four divisions of ALTANA Chemie contributed to the good nine-months results with noticeable growth in sales. Sales in the largest division, Additives & Instruments, climbed by 15% to €317 million. Effect Pigments (ECKART), the new division which has been consolidated since October 1, 2005, contributed €254 million to sales in the first nine months of 2006. This is equivalent to an increase of 13% in a pro forma comparison to the prior year. At €246 million, sales in the Electrical Insulation division were up 12% on the prior year. The Coatings & Sealants division reported a mainly acquisition-driven increase in sales of 31% to €168 million.
Above-average profitability
In the first nine months of 2006, ALTANA Chemie improved its operating earnings (EBITDA) by 66% to €188 million, disproportionate to its sales performance. In addition to the new Effect Pigments division and the dynamic sales performance, the improved earnings level of Coatings & Sealants due to portfolio measures contributed to this growth in earnings. Earnings before taxes (EBT) amounted to €122 million, despite high acquisition-related depreciation and amortization as well as finance charges, up by 52% on the prior year. The return on sales was 12.4%. The operating margin measured in terms of EBITDA amounted to 19.0%, an excellent figure in an international comparison of the specialty chemicals sector.
“As a focussed and in our target markets globally leading specialty chemicals company, we are in an excellent position to maintain our high growth rate,” stated Dr. Matthias Wolfgruber, member of the ALTANA AG Management Board and President and CEO of ALTANA Chemie AG.
As per the third quarter, investments in property, plant and equipment and intangible assets rose by 100% to €49 million; research expenditure increased by 68% to €50 million. ALTANA Chemie employed 4,434 people worldwide on September 30, 2006, 82% more than in the prior year mostly due to acquisitions. Adjusted for acquisitions, the workforce increased by 2%.
ALTANA Chemie: Outlook for 2006
For ALTANA Chemie we expect a nominal growth in sales of about 40%. Growth in operating earnings (EBITDA) is expected to develop in line with growth in sales.

Key Figures, Q 1–3 2006
Due to the planned sale of its pharmaceuticals division, ALTANA Pharma, ALTANA shows the operations stemming from its pharmaceuticals business under the item “discontinued operations” until completion of the transaction. The item “continued operations” comprises ALTANA Chemie’s business as well as the functions of the holding company of ALTANA AG. The completion of the transaction is subject to approval by the competent antitrust authorities in the EU and the U.S. It is also subject to approval by ALTANA AG’s Extraordinary General Meeting which will take place on December 19/20, 2006.

	January to	January to
	September	September
ALTANA Group	2006	2005	Change
	in € million	in € million	in %
Sales	2,911	2,358	+23
thereof continued operations	985	624	+58
thereof discontinued operations	1,926	1,734	+11

Earnings before interest, taxes depreciation and amortization (EBITDA)	750	616	+22
thereof continued operations	164	85	+93
thereof discontinued operations	586	531	+11

Earnings before interest and taxes (EBIT)	619	522	+19
thereof continued operations	106	55	+92
thereof discontinued operations	513	467	+10

Earnings before taxes (EBT)	648	533	+22
thereof continued operations	103	64	+61
thereof discontinued operations	545	469	+16

Return on sales (EBT) in %	22.3	22.6

Consolidated profit (EAT)	406	333	+22
thereof continued operations	66	39	+69
thereof discontinued operations	340	294	+16

Earnings per share in €	2.98	2.45	+22
thereof continued operations	0.48	0.28	+71
thereof discontinued operations	2.50	2.17	+15

Number of employees (September 30)	13,501	11,265	+20
thereof continued operations	4,485	2,500	+79
thereof discontinued operations	9,016	8,765	+3
A press conference for journalists will take place today, November 2, at 10:00 a.m. (local time, CET) in Bad Homburg. There will also be a conference call for analysts at 2:00 p.m. (local time, CET). More information on the relevant webcasts, this press release and the report on Q3 is available at www.altana.de.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include revenue and earnings projections for the ALTANA Group and its divisions ALTANA Pharma and ALTANA Chemie and the pharmaceutical Pantoprazole, information on ALTANA’s expectations regarding the further process of the sale of its shares in ALTANA Pharma, ALTANA’s future as a publicly listed speciality chemicals company, information regarding the expected total purchase price and details regarding a special dividend to transfer the net proceeds of the sale of ALTANA Pharma to ALTANA’s shareholders as well as information on the rate of the dividend for the financial year 2006. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s revenues, development, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include decisions of the competent antitrust authorities, the amount of the total purchase price for the shares in ALTANA Pharma, the number of shares in ALTANA outstanding, the decision of ALTANA’s shareholders in the Extraordinary and the Annual Shareholders’ Meeting, investment decisions of ALTANA’s current majority shareholder as well as price regulations for pharmaceuticals and budgeting decisions of local governments and healthcare providers, sales and marketing methods used by ALTANA and ALTANA’s ability to maintain close ties with its customers and the prices for raw materials in ALTANA’s chemical business.
Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made. No information given in this press release should be interpreted as a promotion or solicitation for any product that is not authorized by the laws and regulations of a country where you are located.
This press release furthermore contains information on a planned Tracking certificate (Zertifikat) of Deutsche Bank AG. There can be no assurance that (1) Deutsche Bank AG will issue a Tracking Certificate to purchase ALTANA shares, (2) the Certificate will reflect the value of the chemicals division of ALTANA, (3) there will be an active trading market for the Certificate or (4) the issuance of the Certificate will lead to increased demand for ALTANA shares. The Certificate is an instrument issued by Deutsche Bank AG. Investors in the Certificate do not acquire any rights as shareholders of ALTANA. ALTANA will not participate in the offering of the Certificate and will not assume any obligations towards investors. ALTANA does not make any recommendations with respect to the Certificate. This document does not constitute an offer to sell the Certificate or shares of ALTANA. For further information about ALTANA AG and its shares, see the ALTANA homepage (www.altana.com) and the reports filed by ALTANA with the U.S. Securities and Exchange Commission (www.sec.gov).
For inquiries please contact:
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations
Media Relations:
P +49 (0) 6172 1712-160
P +49 (0) 6172 1712-150
F +49 (0) 6172 1712-158
Investor Relations:
P +49 (0) 6172 1712-163
P +49 (0) 6172 1712-165
F +49 (0) 6172 1712-158
Investor Relations USA:
P +1 212 974-98 00
F +1 212 974-61 90

> ALTANA Key Indicators*

		Q 1-3	Q 1-3
in € million		2006	2005	Δ %
Sales		985	624	58
Earnings before interest, taxes, depreciation and amortization (EBITDA)		164	85	93
Earnings before interest and taxes (EBIT)		106	55	92
Earnings before taxes (EBT)		103	64	61
Net income from continuing operations		66	39	69
Net income from discontinued operations		340	294	16
Net income (EAT)		406	333	22
Earnings per share from continuing operations	(in €)	0.48	0.28	71
Earnings per share from discontinued operations	(in €)	2.50	2.17	15
Earnings per share (EPS)	(in €)	2.98	2.45	22
Employees on September 30 (continuing operations)		4,485	2,500	79

*	The figures relate to the continuing operations ALTANA Chemie and ALTANA AG holding. The discontinued operations comprise the intended sale of the pharmaceuticals business.

   GROUP RESTRUCTURING INITIATED
> ALTANA sells its pharmaceuticals business
> Focus on specialty chemicals
On September 21, 2006,ALTANA announced the sale of its entire pharmaceuticals business to the Danish company Nycomed, ushering in the announced restructuring of the Group resolved by the Management Board. The Supervisory Board of ALTANA AG approved the transaction. Closing of the transaction is expected by the end of 2006, pending approval of the Extraordinary General Meeting of ALTANA AG as well as the competent antitrust authorities in the E.U. and the U.S.
     With the divestiture of ALTANA Pharma, one of ALTANA AG’s two divisions thus far, the company will become one of the world’s leading specialty chemicals companies in the relevant market segments. The new ALTANA AG will be headquartered in Wesel, hitherto the seat of ALTANA Chemie. ALTANA AG will maintain its stock exchange listing, and Susanne Klatten will continue to be the majority shareholder.
     The total purchase price expected of approximately € 4.5 billion is composed of the debt-free / cash-free valuation of ALTANA Pharma AG, amounting to € 4.215 billion, plus the total purchase price adjustment amount of approximately € 0.3 billion expected by the end of the year, essentially comprising the net liquidity of ALTANA Pharma. The net proceeds of the transaction — after the deduction of the book value of the pharmaceuticals division as well as the taxes and expenses related to the trans-

action — will be transferred to ALTANA AG’s shareholders in 2007 in addition to the dividend for the financial year 2006. Based on the assumption that the final sales price amounts to € 4.5 billion, a special dividend of about € 31.00 per dividend-bearing share (136 million shares) can be expected. The Ordinary General Meeting scheduled for May 3, 2007, will decide on the distribution of the net proceeds and the dividend after approval of the 2006 financial statements.
     With this significant step, the completion of the announced separation of the two divisions operating under the holding company ALTANA AG so far, both the pharmaceuticals business and ALTANA Chemie will receive new strategic opportunities to further strengthen their competitive position and thus ensure their future success.
     Until the transaction is completed, the consolidated balance sheet, income, and cash flow statements regarding activities related to the pharmaceuticals business will be reported under “discontinued operations” according to IFRS. Further information is available on page 8 ff. The usual presentation thus comprises the specialty chemicals business and the corporate functions of ALTANA AG. The corresponding prior-year values were adjusted to the new presentation.

SALES PERFORMANCE
CONTINUING OPERATIONS
>  ALTANA Chemie posts strong operating growth: +11%
>  All four divisions achieve double-digit growth
>  Excellent growth rates in all markets
Nominal sales generated by ALTANA AG’s continuing operations, i. e. the sales achieved by ALTANA Chemie, rose by 58% to €985 million in the first nine months of 2006 (prior year: € 624 million). The acquisitions of ECKART, Kelstar, Rad-Cure, and AIE do Brasil (47 percentage points) contributed to this disproportionate sales growth as well as the operating growth of 11%. Positive and negative exchange rate effects virtually balanced each other out. Driven by strong worldwide demand, the specialty chemicals business showed better-than-expected development in all three quarters.
> Sales by division

			Q 1-3	Q 1-3
in € million		%	2006	2005	Δ %
Additives & Instruments	1	32	317	277	15
Effect Pigments	2	26	254	—	—
Electrical Insulation	3	25	246	219	12
Coatings & Sealants	4	17	168	128	31

Total		100	985	624	58

All four divisions achieved double-digit sales increases. Additives & Instruments grew by 15% (15 % operating growth), Electrical Insulation by 12% (10 % operating growth), and Coatings & Sealants by 31% (3 % operating growth). Our new division Effect Pigments generated € 254 million, exceeding expectations, despite continued very high raw materials prices, of copper and zinc, among others. Sales were 13 % higher than the comparable prior-year figure.
     In the first nine months of financial 2006, ALTANA Chemie’s sales outside of Germany climbed by 54% (11 % operating growth) to € 816 million. Substantial sales increases were achieved in all regions. The highest growth was recorded in North America (+100% to € 203 million, 11% operating growth) and – thanks to the high demand in China – in Asia (+53% to € 227 million, 17% operating growth). Sales in Latin America were up by 53% (3 % operating growth) to € 49 million, while sales in European countries other than Germany exceeded the 2005 figure by 36% (8 % operating growth), amounting to € 307 million. Sales in Germany rose by 82% (8 % operating growth) to € 169 million. International business accounted for 83 % of the ALTANA Chemie Group’s total sales, slightly below the prior-year figure of 85%.

> Sales by region

			Q 1-3	Q 1-3
in € million		%	2006	2005	Δ%
Europe	1	48	476	318	50
Germany		17	169	93	82
Europe excluding Germany		31	307	225	36
North America	2	21	203	102	100
U.S.		19	186	95	96
Latin America	3	5	49	32	53
Asia	4	23	227	149	53
China		10	99	60	66
Other regions	5	3	30	23	25

Total		100	985	624	58

International sales			83%	85%

EARNINGS TREND
CONTINUING OPERATIONS
> EBITDA of ALTANA Chemie rises by 66%
> Continued dynamic earnings trend
In the first three quarters, ALTANA Chemie improved its operating earnings (EBITDA) by 66%, slightly disproportionate to sales. The increase was due to the new Effect Pigments division as well as the dynamic sales performance of Additives & Instruments and the higher earnings level of Coatings & Sealants on account of portfolio measures. The EBITDA margin climbed, accordingly, from 18.2% to 19.0%. At the end of the third quarter ALTANA Chemie’s EBT amounted to €122 million, despite high acquisition-related depreciation and amortization and financing costs, up by 52% on the prior year. The return on sales (EBT) fell from 12.9% to 12.4% according to plan.
     Group earnings before taxes (EBT), including the earnings of the holding company, ALTANA AG, were up by 61% to €103 million as of September 30. In the first nine months of 2006 one-time expenses in connection with the restructuring of the Group amounted to €28 million, including an amount of €25 million for the redemption of various employee incentive programs which was already reported in the half-year report. Of the total expenses, €20 million are attributable to the discontinued operations of ALTANA Pharma. A further €8 million are included in the Group earnings before taxes, totaling €103 million.

CAPITAL EXPENDITURE
ALTANA Chemie invested €49 million (+101%) in the last nine months. A large part of it was invested in the Effect Pigments division, which is part of ALTANA Chemie since October 1, 2005. Investments in property, plant and equipment amounted to €43 million (+91%), while investments in intangible assets totaled €6 million.
EMPLOYEES
The workforce of the ALTANA Group increased worldwide to 4,485, an increase of 1,985. At the end of September, 4,434 people worked for ALTANA Chemie and 51 for the holding company.
     The strong increase in the number of staff was primarily due to acquisitions. In operating terms, the number of employees rose by only 1%.
     1,890 of ALTANA’s employees, around 42 % of the workforce, are employed by our non-German companies. A total of 2,595 employees work for ALTANA’s German companies. The increase (101% higher than in the prior year) was due to the addition of 1,301 ECKART employees.

SALES PERFORMANCE
DISCONTINUED OPERATIONS
> ALTANA Pharma achieves double-digit growth (11%) with Pantoprazole

> Highest growth rates in North America and Latin America
With sales of €652 million (+8%) in the third quarter, ALTANA Pharma’s sales growth in the first nine months of 2006 amounted to 11% to achieve €1,926 million. Adjusted for exchange rate effects (2 percentage points) operating growth amounted to 9%.
     Our core “Therapeutics” business with Pantoprazole grew by 12% to €1,695 million in the first three quarters. Pantoprazole generated worldwide market sales of €2,176 million, up 7% on 2005. ALTANA Pharma achieved sales of €1,151 million with its main sales driver, 15% up on the prior year. The contribution of Pantoprazole to ALTANA Pharma’s total sales thus increased from 58% to 60%. ALVESCO® (Ciclesonide), our new asthma preparation, recorded sales of €12.0 million (prior year: €4.8 million) in the current business year.
     Sales in Germany showed a negative development, due to the fact that the reference price of Pantoprazole was decreased twice, at the beginning of April and July of this year, and on account of German panel doctors favoring prescriptions of generic proton pump inhibitors (PPI). In its home market, ALTANA Pharma suffered a 12% sales decline in the last nine months. Sales growth outside of Germany, on the other hand, expanded by 16% to €1,641 million. The highest sales growth was achieved in North America and in Latin America. The share of foreign sales increased to 85% at the end of the third quarter (prior year: 81%).

> Sales by business unit

			Q 1-3	Q 1-3
in € million		%	2006	2005	Δ%
Therapeutics	1	88	1,695	1,517	12
OTC	2	6	109	93	17
Imaging	3	4	80	83	-4
Other	4	2	42	41	2

Total		100	1,926	1,734	11

> Sales by region

			Q 1-3	Q 1-3
in € million		%	2006	2005	Δ%
Europe	1	47	909	904	1
Germany		15	285	322	-12
Europe excluding Germany		32	624	582	7
North America	2	37	699	558	25
U.S.		30	581	473	23
Latin America	3	12	236	198	19
ther regions	4	4	82	74	11

Total		100	1,926	1,734	11

International sales			85%	81%

EARNINGS TREND
DISCONTINUED OPERATIONS
> Pharmaceuticals earnings before taxes up by 21%
> Return on sales remains above average
At the end of the third quarter, ALTANA Pharma’s earnings before taxes amounted to €565 million, 21% higher than in the prior year. The sum includes €23 million obtained from the sale of the stake in GPC Biotech AG. The return on sales amounted to 29.4% (prior year: 27.0%), the operating margin based on EBITDA accounted for 31.5% (2005: 30.6%).
     €20 million of the one-time expenses for the restructuring of the Group are attributable to ALTANA Pharma so that income from “discontinued operations” totaled €545 million before taxes and €340 million after taxes.
> Income from discontinued operations

in € million	Q 1-3 2006	Q 1-3 2005
Sales	1,926	1,734
Cost of sales	-399	-381
Selling and distribution expenses	-635	-565
Research and development expenses	-324	-299
General administrative expenses	-58	-54
Other operating income and expenses	3	32
Operating income	513	467
Financial income	32	2
Income before taxes	545	469
Income tax expense	-205	-175
Income from discontinued operations	340	294

PRODUCT NEWS
At the end of October, the U.S. Food and Drug Administration (FDA) granted marketing approval for OMNARIS™ in a dose of 200 µg once a day. The FDA approved the nasal spray, which contains Ciclesonide as active substance, for the treatment of patients 12 years of age and older who have seasonal or perennial allergic rhinitis. In addition, the FDA determined OMNARIS™ approvable for the treatment of children aged 2 to 11 years of age. After ALVESCO®, which has been approved in 41 countries and is available in 23 nations for the treatment of chronic asthma, OMNARIS™ is the second Ciclesonide-based product from ALTANA Pharma’s own research. This product will be marketed by a partner in accordance with the new out-licensing strategy for the U.S. The market introduction of OMNARIS™ in the U.S. is planned for 2007.
CAPITAL EXPENDITURE
ALTANA Pharma’s investments in the first nine months of 2006 amounted to €87 million (prior year: €155 million). €68 million was invested in property, plant and equipment, and €19 million in intangible assets. The lion’s share was invested in the expansion of the Constance headquarters, in the Cork, Oranienburg, and Melville sites, and in the repatriation of sales rights for Pantoprazole (in Canada and Spain).

EMPLOYEES
On September 30, 2006, 9,016 people worked for ALTANA Pharma worldwide. The workforce increased by 251 employees, or 3%, compared to September 30, 2005. Most of the new employees were hired in Germany, European countries other than Germany, and in Latin America. Due to measures taken by the management of ALTANA Pharma, the number of employees remained almost unchanged since March 31, 2006.
     3,833 people worked for German companies, up by 2%. 5,183 people were employed by non-German companies, 4% more than in the prior year.

ASSETS AND LIABILITIES
DISCONTINUED OPERATIONS
The book values of the assets and liabilities of ALTANA Pharma, which are held for sale, were as follows on September 30, 2006:

Sep. 30,
in € million	2006
Property, plant and equipment	541
Trade accounts receivable	364
Cash and cash equivalents	455
Inventories (net)	245
Intangible assets	158
Deferred taxes	97
Other	107
Assets held for sale	1,967

Provisions	494
Trade accounts payable	176
Deferred income	94
Other	156
Liabilities held for sale	920

CASH FLOW STATEMENT
DISCONTINUED OPERATIONS
The cash flow statement for ALTANA Pharma, which is held for sale, is as follows for the first three quarters of 2006:

in € million	Q 1-3 2006
Cash flow from operating activities	350
Cash flow used in investing activities	-35
Cash flow used in financing activities	-219
Net change in cash and cash equivalents	96

Cash and cash equivalents as of January 1, 2006	359
Cash and cash equivalents as of September 30, 2006	455
As of September 30, 2006, the balance sheet, the income, and consolidated cash flow statements of the ALTANA Group were adjusted to the new structure of the ALTANA Group as against the consolidated financial statements for the financial year 2005.

SEGMENT REPORTING

	Discontinued operations			Continuing operations
	Pharma-			Chemi-
in € million	ceuticals	Holding *	Total	cals	Holding	Group
Sales
Q 1-3 2006	1,926	—	1,926	985	—	985
Q 1-3 2005	1,734	—	1,734	624	—	624

Operating income (EBIT)
Q 1-3 2006	533	-20	513	131	-25	106
Q 1-3 2005	467	—	467	85	-30	55

Earnings before taxes (EBT)
Q 1-3 2006	565	-20	545	122	-19	103
Q 1-3 2005	469	—	469	80	-16	64

Capital expenditure
Q 1-3 2006	87	—	87	49	—	49
Q 1-3 2005	155	—	155	24	1	25

Employees
Sep. 30, 2006	9,016	—	9,016	4,434	51	4,485
Sep. 30, 2005	8,765	—	8,765	2,438	62	2,500

*	Attributed one-time expense from Group restructuring

     ASSET AND FINANCIAL POSITION OF THE ALTANA GROUP
>	Sound balance sheet structure maintained

>	High cash flow from current operating activities

On September 30, 2006, total assets of the ALTANA Group stood at €3,905 million, 7% up on the prior year. The activities related to the pharmaceuticals business are being reported separately under “assets/liabilities held for sale.” Details can be found in the table on page 13. As a result, the balance sheet structure significantly differs from the end of the year 2005. If the statement would have remained as before, the balance sheet structure would only have changed slightly compared to the end of the year 2005. Shareholders’ equity amounting to €2,241 million as of September 30, 2006 comprises 57% of total assets.
     Due to the good earnings situation, the operating cash flow was high. Nevertheless, the cash flow from operating activities was below the prior-year level, at €410 million. This is due to an increase in inventories and receivables yet at the same time a decrease in liabilities and cash flow from the redemption of the employee incentive programs in the third quarter of 2006. The cash flow used in investing activities totaled €95 million, considerably higher than in the prior year, when in advance of the acquisition of ECKART more securities were sold to finance the purchase price. The cash flow used in financing activities primarily consists of the dividend payment for the prior year (€150 million) and reimbursements of long-term financial liabilities (€47 million).

>	ALTANA Group consolidated cash flow statement

in € million	Q 1-3 2006	Q 1-3 2005
Cash flow from operating activities	410	466
Cash flow used in investing activities	-95	-7
Cash flow used in financing activities	-190	-117
Effects of changes in companies consolidated and in exchange rates on cash and cash equivalents	-5	13
Net change in cash and cash equivalents	120	355

Cash and cash equivalents as of Jan. 1	470	317
Cash and cash equivalents as of Sep. 30	590	672
thereof continuing operations	135	352
thereof discontinued operations	455	320

    THE ALTANA SHARE
>	Speculations on Group reorientation influence ALTANA share price development

>	Market capitalization at the end of the third quarter: €6.1 billion

Both in July and in August, the international stock markets suffered strong price declines over long periods, before starting to recover respectively at the end of the month. The war in the Middle East, giving rise to record-high oil prices, had a particularly negative effect in July. The DAX index fell to under 5,500 points, while the Dow Jones index dipped below the 11,000-point mark. In an August characterized by heightened market volatility, second-quarter company reports were the focus of interest. While there were a few disappointments, many positive reports spurred the stock markets as well as M & A activities. In this environment, the DAX index rose to over 5,800 points. In September, positive impetus was provided by good U.S. economic data as well as by a nearly 20-percent decline in oil prices since the beginning of August. On September 29, the DAX index closed at 6,004 points, 11% higher than at the beginning of the year, again outperforming the Dow Jones index. The Dow Jones index closed the third quarter near its all-time high achieved in 2000, up by 9% to 11,679 points.

The price of the ALTANA share was adversely affected in July in the frame of the German healthcare reform by the decision to reduce the reference price of proton pump inhibitors, which include ALTANA’s main sales driver Pan toprazole, a second time as of July 1, 2006. The ALTANA share reached its low in the third quarter on July 21, selling for €42.46. At the beginning of August, the share price got a boost from the announcement of very good half-year figures. Until the end of the quarter, the price development of the share was determined almost exclusively by speculations on the planned change in the
>	Comparative performance ALTANA/DAX January 1 — September 30, 2006

Group structure. Driven by rumors that ALTANA Pharma would soon be sold, the share price increased for a time at the beginning of September, reaching its high on September 5, at €47.90. On the day after announcement of the sale of the pharmaceuticals business to the Danish company Nycomed the ALTANA share price increased by roughly 4% compared to the price directly before the announcement and by about 5% as against the three-months-average price before the announcement. The ALTANA share closed the third quarter at €43.56, 5.3% lower than at the beginning of the year. On the New York Stock Exchange, the ALTANA share closed the quarter at U.S.$ 55.39, up by 1.7% since the beginning of the year based on U.S.$, or down by 5.1% considering the exchange rate diffenrence.
     On September 30, the market capitalization of ALTANA AG amounted to €6.1 billion. On the DAX list issued by the German stock exchange, ALTANA ranked 35 (June 30, 2006: 32) in terms of market capitalization (free float) and 30 (June 30, 2006: 28) in terms of trading volume.
>	Key figures ALTANA share Frankfurt Stock Exchange (FSE, Xetra)

in €	Q 3 2006	Q 2 2006	Δ %
High	47.90	51.39	-6.8
Low	42.46	42.65	-0.4
Price at quarter end	43.56	43.56	0.0
Average trading volume* (shares)	945,162	742,583	27.3
Ticker symbol	ALT
Security code number	ISIN DE0007600801

*	all German stock exchanges

    OUTLOOK
>	Sales and earnings forecast confirmed

>	Earnings from sale of pharmaceuticals business to be transferred to shareholders

ALTANA adheres to its forecast and — based upon the existing Group structure — expects to achieve a sales growth of roughly 20% for 2006 with a business volume of almost €4 billion. Earnings (EBT) are expected to amount to 8-10% up on the prior year before special expenses for the restructuring of the Group.

Following the good business performance so far, ALTANA Chemie still expects to achieve nominal sales growth of around 40% for 2006 as a whole. Development of operating earnings (EBITDA) is expected to roughly correspond to sales.

For 2006 as a whole, ALTANA Pharma further anticipates to achieve a growth in sales of roughly 10% and an increase in earnings of 5 to 8% compared to the prior year — in spite of massive losses resulting from the two cuts of the reference price of proton pump inhibitors in Germany and necessary restructuring measures at locations in the U.S. ALTANA Pharma expects its own sales of its blockbuster Pantoprazole to increase in the double-digit percentage area, and anticipates market sales to grow in the high single-digit percentage area.

By the end of the financial year 2006, ALTANA expects to receive approximately €4.5 billion from the sale of its pharmaceuticals business. The net proceeds, after deduction of the book value, taxes, and expenses related to the transaction, is to be transferred to ALTANA shareholders.

ALTANA GROUP THIRD QUARTER
STATEMENT (ABRIDGED)
ALTANA GROUP CONSOLIDATED BALANCE SHEET

ASSETS	Sep. 30,	Dec. 31,
in € million	2006	2005
Intangible assets, net	521	691
Property, plant and equipment, net	517	1,048
Long-term investments	21	57
Deferred tax assets	21	103
Other long-term assets	3	32

Total long-term assets	1,083	1,931

Inventories	206	405
Receivables and other assets (short-term)	378	693
Marketable securities	136	134
Cash and cash equivalents	135	470
Assets held for sale	1,967	0
Total short-term assets	2,822	1,702

Total assets	3,905	3,633

LIABILITIES	Sep. 30,	Dec. 31,
in € million	2006	2005
Shareholders’ equity	2,239	2,011
Minority interests	2	2

Total equity	2,241	2,013

Long-term debt	30	67
Long-term provisions	110	444
Deferred tax liabilities	61	21
Other long-term liabilities	1	18

Total long-term liabilities	202	550

Short-term debt	294	322
Short-term provisions	80	291
Other short-term liabilities	168	457
Liabilities held for sale	920
Total short-term liabilities	1,462	1,070

Total liabilities	3,905	3,633

ALTANA GROUP STATEMENT
OF CHANGES IN EQUITY

	Q 1-3	Q 1-3
in € million	2006	2005
Shareholders’ equity (January 1)	2,013	1,662
Dividend for the prior year	-150	-129
Net income	406	332
Translation adjustments	-31	64
Changes in treasury shares	10	13
Change of revaluation reserve	-9	-15
Capital contribution stock-based compensation	-14	10
Other changes	16	–

Total equity (September 30)	2,241	1,937

ALTANA GROUP CONSOLIDATED
INCOME STATEMENT

		Q 3	Q 3	Q 1-3	Q 1-3
in € million		2006	2005	2006	2005
Sales		326	202	985	624
Cost of sales		-205	-124	-614	-384
Gross profit		121	78	371	240
Selling and distribution expenses		-42	-29	-127	-89
Research and development expenses		-16	-9	-50	-30
General administrative expenses		-24	-20	-83	-63
Other operating income and expenses		3	—	-5	-3
Operating income		42	20	106	55
Financial income		-2	4	-3	9
Income before taxes (continuing operations)		40	24	103	64
Income tax expense		-17	-7	-37	-25
Income after taxes (continuing operations)		23	17	66	39
Income after taxes (discontinued operations)		139	97	340	294
Net income		162	114	406	333
attributable to ALTANA AG shareholders		162	114	406	333
attributable to minority interests		—	—	—	—

Earnings per share from continuing operations	(in €)	0.17	0.12	0.48	0.28
Earnings per share from dis-continued operations	(in €)	1.02	0.72	2.50	2.17
Earnings per share	(in €)	1.19	0.84	2.98	2.45
Weighted average shares outstanding Jan. 1–Sep. 30 (in thousands)				136,017	135,564

REMARKS ON THE THIRD QUARTER
FINANCIAL STATEMENTS
1 ACCOUNTING PRINCIPLES
This report of the ALTANA Group for the first three quarters of 2006 complies with International Accounting Standard 34. The same accounting policies and valuation principles have been applied as for the preparation of the 2005 consolidated annual financial statements.
2 TREASURY SHARES
In connection with exercised options, ALTANA transferred 205,450 ALTANA shares to employees at strike price in the period from January 1 to September 30, 2006. A further 493 shares were sold to employees under the ALTANA Investment Plan 2005 and 3,039 shares were transferred to members of the Supervisory Board as part of the Supervisory Board compensation. An additional 16,595 shares were sold via the stock exchange to cover employee share option gains from the ALTANA Investment Plans. No ALTANA treasury shares were purchased in this period.
This report is unaudited.

ALTANA AKTIENGESELLSCHAFT
DISCLAIMER INTERIM REPORT Q3/06
This interim report contains forward-looking statements, i. e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this interim report include revenue and earnings projections for the ALTANA Group and its divisions ALTANA Pharma and ALTANA Chemie, information on ALTANA’s expectations regarding the further process of the sale of its shares in ALTANA Pharma and ALTANA’s future as a publicly listed specialty chemicals company with a majority shareholder, information regarding the expected total purchase price and its calculation and details regarding a special dividend to transfer the net proceeds of the sale of ALTANA Pharma to ALTANA’s shareholders. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA . Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s revenues, development, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include decisions of the competent antitrust authorities, the amount of the total purchase price for the shares in ALTANA Pharma, the number of shares in ALTANA outstanding, the decisions of ALTANA’s shareholders in the Extraordinary and the Annual Shareholders’ Meeting, investment decision of ALTANA’s current majority shareholder as well as price regulations for pharmaceuticals and budgeting decisions of local governments and health-care providers, sales and marketing methods used by ALTANA and ALTANA’s ability to maintain close ties with its customers and the prices for raw materials in ALTANA’s chemical business.
     Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made. No information given in this interim report should be interpreted as a promotion or solicitation for any product that is not authorized by the laws and regulations of a country where you are located.

If you have any queries or require further information, please contact ALTANA AG, Corporate Communications.
Dr. Thomas Gauly
Senior General Manager
Head of Corporate Communications &
Investor Relations
P +49 (0) 6172 1712-153
F +49 (0) 6172 1712-158
Media Relations – PR@altana.de
Stefan Schmidt / Mara Hancker
P +49 (0) 6172 1712-160 / 168
Investor Relations – IR@altana.de
Sandra Fabian / Dr. Harald Schäfer
P +49 (0) 6172 1712-163 / 165
Claudia Diller (U.S.)
P +1 212 974-6192
F +1 212 974-6190

IMPRINT

Published by
ALTANA AG
Herbert-Quandt-Haus
Am Pilgerrain 15
61352 Bad Homburg v. d. Höhe
Germany
Editor / Coordinator
Dr. Elke G. Krämer (Responsible)
Corporate Reporting
Design Concept / Realization
Hilger & Boie GmbH, Wiesbaden
Printed by
Universitätsdruckerei H. Schmidt GmbH & Co KG,
Mainz-Hechtsheim
This interim report is available at our website, www.altana.com, where you will also find up-to-date news and further background information on the ALTANA Group.

>	Financial Calendar 2006/2007
	Extraordinary general meeting, Frankfurt	December 19/20, 2006
	Report on sales 2006	January 24, 2007
	Report on business year 2006	March 15, 2007
	Press conference	March 15, 2007
	Analyst meeting	March 15, 2007
	Report on Q1 2007	April 26, 2007
	Conference call	April 26, 2007
	Annual general meeting, Frankfurt	May 3, 2007
Please note that the above-mentioned dates
might be subject to changes.